EXHIBIT 12.

Computation of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges:	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012
Dollars in Millions
Earnings
Earnings from continuing operations before income taxes	$1,655	$2,077	$2,381	$2,891	$2,340
Less:
Noncontrolling interest in pre-tax income of subsidiaries
that have not incurred fixed charges	2	51	38	36	844
Equity in net income of affiliates	26	83	107	166	183
Capitalized interest	1	2	3	—	—
Adjusted Income	1,626	1,941	2,233	2,689	1,313
Add:
Fixed charges	55	231	254	255	227
Distributed income of equity investments	26	105	153	149	229
Total Earnings	$1,707	$2,277	$2,640	$3,093	$1,769

Fixed Charges
Interest expense	$43	$184	$203	$199	$182
Capitalized interest	1	2	3	—	—
One-third of rental expense(1)	11	45	48	56	45
Total Fixed Charges	$55	$231	$254	$255	$227

Ratio of Earnings to Fixed Charges	31.04	9.86	10.39	12.13	7.79

(1)    Rents included in the computation consist of one-third of rental expense which the Company believes to be a reasonable estimate of an interest factor in its leases.

E-12-1